FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated March 12, 2007 (“RIM and AT&T Launch a “Red Hot" BlackBerry Pearl")

News Release dated March 15, 2007 (“SunCom Introduces BlackBerry Pearl")

News Release dated March 16, 2007 (“RIM Provides Status Update")

Page No 2 3 2

Document 1

March 12, 2007

FOR IMMEDIATE RELEASE

RIM and AT&T Launch a “Red Hot” BlackBerry Pearl

Waterloo ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the new red BlackBerry® Pearl™, featuring a stylish new color for the award-winning smartphone. The BlackBerry Pearl is now available from AT&T (NYSE: T) with a beautiful, dark red finish for the first time.

The BlackBerry Pearl comes complete with a digital camera, multi-media player and an expandable memory slot. It also boasts an incredibly sleek design while continuing to provide the full BlackBerry functionality and renowned user experience that has made BlackBerry a global success. The BlackBerry Pearl from AT&T features an easy-to-use phone with powerful email, organizer and browser applications, plus Push To Talk (PTT) capabilities and a GPS-based wireless navigation service (1) — all in an incredibly small, light and stylish handset.

“The BlackBerry Pearl is a powerful and feature-rich phone and yet it is also amazingly small, elegant and easy-to-use,” said Mike Woodward, executive director, mobile professional solutions, for AT&T.  “Now the red BlackBerry Pearl provides our customers with another stunning choice for staying connected in their business and personal lives.”

“The BlackBerry Pearl is a big hit with users because it looks as great as it performs,” said Mark Guibert, vice president, corporate marketing, for Research In Motion. “We look forward to fueling the momentum of the BlackBerry Pearl in the market with the addition of another eye-catching color and finish.”

Key features of the BlackBerry Pearl include:

o	Built-in digital camera with 3 zoom levels (up to 5X) and flash
o	Multi-media player with support for MP3 and AAC music files, as well as MPEG4 and H.263 video formats
o	64MB built-in flash memory, with expandable storage via microSD expansion slot
o	An incredibly intuitive user interface with an easy-to-use trackball, dedicated ‘menu’ and ‘escape’ keys, and context-sensitive menus that make navigation fast and comfortable
o	A large, ultra-bright 240x260 color display that brings images to life
o	An innovative light-sensing technology that automatically adjusts the screen, trackball and keyboard lighting for optimal viewing in outdoor, indoor and dark environments
o	RIM’s popular SureType™ keyboard technology that makes typing text and dialing phone numbers quick and easy
o	Quad-band GSM/GPRS and EDGE network support for international roaming(2)
o	Premium phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated ‘send’, ‘end’, and ‘mute’ keys, speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals
o	Intuitive call management features such as smart dialing, conference calling, speed dialing, and call forwarding o Support for polyphonic, mp3 and MIDI ring tones
o	High performance HTML browser for visiting web sites while on the go
o	BlackBerry® Internet Service support — allows users to access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
o	BlackBerry® Enterprise Server support – tightly integrates with Microsoft® Exchange, IBM® Lotus® Domino® and Novell® GroupWise® environments and features a new set of IT policy controls that allows IT departments to manage camera and expansion memory usage

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

1) Optional Bluetooth-enabled GPS receiver must be purchased separately.
2) Check with service provider for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

MEDIA CONTACTS:
Rose Cummings
SunCom Wireless
(704) 858-5199
Media@suncom.com
Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com
RIM Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

SUNCOM INTRODUCES BLACKBERRY PEARL

Delivers Full BlackBerry Smartphone Capabilities in Super-Slim, Stylish Fashion First Carrier to Offer Two-Toned, Silver and Black Finish

CHARLOTTE, N.C. — March 15, 2007— It’s small, smart and stylish. The BlackBerry® Pearl™ is a smartphone with plenty of “wow”, and SunCom Wireless and Research in Motion today announced SunCom will now offer the BlackBerry Pearl to its customers.

The sleek, lightweight and easy-to-use handset offers all the renowned capabilities of a BlackBerry smartphone – including e-mail, text messaging, web browsing, organizer and more – together with a built-in digital camera and powerful multimedia features. The BlackBerry Pearl packs a lot of power, and yet it weighs only 3.1 ounces – less than most people’s wallets or keys – and measures only 4.2 inches long, 1.97 inches wide and .57 inches deep.

SunCom Wireless is the first carrier to offer the BlackBerry Pearl with a new two-toned, silver and black finish. This super-slim and stylish handset provides an enticing combination of business and entertainment-related applications that are sure to please the traditional BlackBerry smartphone enthusiast while also appealing to new customers who want to replace their older phone with a handset that will support multimedia and keep them connected with friends and family.

“SunCom Wireless is proud to bring the BlackBerry Pearl to our customers,” said Larry Britt, vice president of marketing at SunCom Wireless. “Whether you want to stay up-to-date with work or personal e-mail, take photos, watch video, manage your kids’ soccer schedules or surf the Internet, this outstanding smartphone does it all. It bridges the gap between professional and personal life and appeals to customers looking for a mobile solution for their workday and beyond.”

“The BlackBerry Pearl continues to shine with its stunning design and exceptional performance,” said Mark Guibert, vice president of corporate marketing at RIM. “We are pleased to offer this breakthrough smartphone together with SunCom Wireless and we look forward to attracting a broad range of customers that want the full power of the BlackBerry wireless solution in an incredibly small and light handset.”

Operating on the SunCom GSM network, the BlackBerry Pearl offers what the new generation of mobile users is looking for:

Specifications

o	4.2" x 1.97" x .57", 3.1 oz.
o	Large ultra-bright high resolution display with light sensing technology to auto-adjust backlighting
o	Unique Trackball Navigation System
o	SureType® QWERTY-style keyboard
o	microSD slot for expandable memory storage
o	Stereo headset jack(2.5 mm)
o	Mini-USB port (supports both data transfer & power charging)

Phone Features

o	Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD)
o	Bluetooth® support for hands-free accessories
o	Built-in speakerphone
o	Support for polyphonic, mp3 and MIDI ring tones
o	Quad-band support

E-mail and Text Messaging

o	BlackBerry Push Technology
o	BlackBerry® Internet Service support — allows access to up to 10 supported email accounts, including most popular ISP email accounts
o	BlackBerry® Enterprise Server support
o	Attachment viewing
o	SMS and MMS messaging

Instant Messaging

o	Popular instant messaging communities supported

Digital Camera

o	1.3 megapixel
o	Built-in flash
o	5x digital zoom

Media Player

o	Audio and video playback with support for MP3 and AAC music files, as well as MPEG4 and H.263 video formats

Organizer

o	Integrated address book for phone and e-mail
o	Calendar
o	Memo pad
o	Task list

The Web

o	High-performance HTML browser
o	Bookmarks and History

BlackBerry Maps

o	Download maps and step-by-step driving instructions
o	Launch maps from your address book

About SunCom Wireless

SunCom Wireless is a leader in offering digital wireless communications services to consumers in the Southeastern United States, Puerto Rico and the U.S. Virgin Islands. With more than 1 million subscribers, SunCom is committed to being a different kind of wireless company focused on treating customers with respect, offering simple, straightforward plans and providing access to the largest GSM network and the latest technology choices. SunCom Wireless is a proud provider of Wireless AMBER Alerts. For more information about SunCom products and services, visit www.suncom.com or call 877-CALL-SUN (1-877-225-5786).

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

March 16, 2007

RIM PROVIDES STATUS UPDATE

Waterloo, Ontario – Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007.

As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the independent auditors to complete their review of those filings. As a result, pursuant to the management cease trade order previously issued by the Ontario Securities Commission (OSC), RIM provided an update to the OSC on March 7, 2007 with respect to the status of the Company’s continuous disclosure obligations. The OSC continued the management cease trade order (MCTO) in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations on June 5, 2007 if the OSC has not received all necessary Company filings by June 1, 2007. In the interim, RIM will continue to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

The Company reported that there have been no other material developments in the matters reported in the status update of the Company dated March 5, 2007.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s management-initiated, voluntary review of its option granting practices, including statements regarding the anticipated timing of filing financial statements and the additional work required to complete such filings and RIM’s intention to provide regular updates to its shareholders. The terms and phrases, “will”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: further determinations made by RIM’s Special Committee, outside advisors, auditors and others; unanticipated developments and delays encountered in connection with RIM’s efforts to complete the restatement of its financial statements and its securities filings; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis following the date of this news release, risks associated with litigation relating to RIM’s stock option grants; and legal and accounting developments regarding stock option grants and interpretations of such guidance. In particular, as noted in this news release, the Special Committee and its advisors, together with the Company and its external auditors, continue to do the work necessary to determine the accounting impact resulting from the Special Committee’s findings and the estimates set forth in this news release may require further adjustment as a result of such additional work. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 22, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer